Exhibit 99.1

Patria Investments Limited

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held virtually and at the offices of Patria Investments Limited located at 18 Forum Lane, Camana Bay, 3rd Floor, Grand Cayman, Cayman Islands on June 28, 2023 at 1:00 p.m. (Cayman Islands time).

The AGM will be held in accordance with Cayman Islands law and the amended and restated memorandum and articles of association of the Company and in a virtual form. You will be able to attend the AGM online by visiting https://web.lumiagm.com/266439015. You also will be able to vote your shares online by attending the AGM by webcast. To participate in the AGM, you will need to review the information included on proxy or in the instructions that accompanied your proxy materials. The password for the AGM is: patria2023. The details of how to participate virtually at the AGM are also set out in the accompanying proxy card.

The AGM will be held for the purpose of considering and, if thought fit:

1	RESOLVED, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2022, which have been made available to the Shareholders for the purpose of the AGM be approved and ratified.

Copies of the financial statements are available on the Company’s website at https://ir.patria.com/static-files/e18dc64e-442e-4c37-9ff5-f2de958b587d.

The Board of Directors of the Company (the “Board”) has fixed the close of business (Eastern Time) on May 26, 2023 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as of the close of business (Eastern Time) on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By Order of the Board of Directors

/s/ Alexandre Teixeira de Assumpção Saigh
Name: Alexandre Teixeira de Assumpção Saigh
Title: Director
Dated: June 6, 2023

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

- NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4	Each Class A Common Share shall entitle the holder to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Common Share shall entitle the holder to ten (10) votes on all matters subject to a vote at general meetings of the Company.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, one or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.